UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934
(Amendment No. 1)

Superior Consultant Holdings Corporation
(Name of Subject Company (issuer))

Superior Consultant Holdings Corporation (Issuer)
(Names of Filing Persons (identifying status as offeror, issuer or other person))

Common Stock, par value $0.01 per share
(Title of Class of Securities)

868146101
(CUSIP Number of Class of Securities)

Richard P. Saslow, Esq.
Superior Consultant Holdings Corporation
17570 West 12 Mile Road
Southfield, Michigan 48076

(Name, address, and telephone numbers of person authorized
to receive notices and communications on behalf of filing persons)

Copies to:

Jeffrey A. Schumacher, Esq.
Sachnoff & Weaver, Ltd.
30 S. Wacker Drive
29th Floor
Chicago, Illinois 60606

Calculation of Filing Fee

Transaction valuation	Amount of filing fee *

$2,340,000	$189

*	Calculated solely for purposes of determining the filing fee. This amount is based on the purchase of 650,000 shares of common stock at the maximum tender offer price of $3.60 per share. The amount of the filing fee is calculated in accordance with Rule 0-11 of the Securities

Exchange Act of 1934, as amended.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $189

Form or Registration No.: Schedule TO-I

Filing Party: Superior Consultant Holdings Corporation

Date Filed: June 16, 2003

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.

☒	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer:   ☐

     This Amendment No. 1 to the Tender Offer Statement on Schedule TO relates to the tender offer by Superior Consultant Holdings Corporation, a Delaware corporation, to purchase up to 650,000 shares of its common stock, $0.01 par value per share, or such lesser number of shares as is properly tendered at a purchase price not greater than $3.60 or less than $2.85 per share. The offer is made on the terms and subject to the conditions set forth in the offer to purchase, dated June 16, 2003, and in the related letter of transmittal, which, as amended or supplemented from time to time in accordance with applicable legal requirements (including as amended or supplemented hereby) together constitute the offer.

     This Amendment No. 1 amends and supplements the Schedule TO filed by Superior on June 16, 2003, as set forth below. This Amendment No. 1 to the Tender Offer Statement on Schedule TO is filed in satisfaction of the reporting requirements of Rule 13e-4(c)(3) promulgated under the Securities Exchange Act of 1934, as amended.

Item 1.        Summary Term Sheet.

     Superior will pay for all properly tendered shares promptly. Superior hereby amends Item 1 of the Schedule TO and the first sentence of the response to the question “How will I get paid for my shares?” on page 4 of the offer to purchase by deleting the words “as promptly as possible” and replacing them with the word “promptly”.

Item 4.        Terms of the Transaction.

     Superior hereby irrevocably waives the conditions described in subparagraphs (a)(4) and (e)(2) of Section 7 of the offer to purchase (“Conditions of the Offer”).

     Superior hereby amends subparagraph (b)(5) of Section 7 of the offer to purchase (“Conditions of the Offer”) by deleting the words “any material decrease in the market price of our shares” and replacing them with “a decrease in the market price of our shares below $2.55 per share”.

     Superior hereby amends the second sentence of the final paragraph of Section 7 of the offer to purchase (“Conditions of the Offer”) to read in its entirety as follows: “These conditions may be waived by us, in whole or in part, at any time and from time to time in our sole discretion before the expiration of the offer, except that any condition dependent upon receipt of necessary government approvals may be asserted at any time.”

Item 12.        Exhibits.

Exhibit No.	Description

(a)(1)(A)	Offer to Purchase, incorporated by reference to Exhibit (a)(1)(A) to Superior’s Schedule TO filed with the Securities and Exchange Commission on June 16, 2003

(a)(1)(B)	Letter of Transmittal, incorporated by reference to Exhibit (a)(1)(B) to Superior’s Schedule TO filed with the Securities and Exchange Commission on June 16, 2003

(a)(1)(C)	Notice of Guaranteed Delivery, incorporated by reference to Exhibit (a)(1)(C) to Superior’s Schedule TO filed with the Securities and Exchange Commission on June 16, 2003

(a)(1)(D)	Letter to Stockholders dated June 16, 2003, incorporated by reference to Exhibit (a)(1)(D) to Superior’s Schedule TO filed with the Securities and Exchange Commission on June 16, 2003

(a)(1)(E)
Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees dated June 16, 2003, incorporated by reference to Exhibit (a)(1)(E) to Superior’s Schedule TO filed with the Securities and Exchange Commission on June 16, 2003

(a)(1)(F)
Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees dated June 16, 2003, incorporated by reference to Exhibit (a)(1)(F) to Superior’s Schedule TO filed with the Securities and Exchange Commission on June 16, 2003

(a)(5)	Press Release dated June 16, 2003, incorporated by reference to Exhibit (a)(5) to Superior’s Schedule TO filed with the Securities and Exchange Commission on June 16, 2003

(b)(1)
Securities Purchase Agreement dated as of June 9, 2003, by and among Superior Consultant Holdings Corporation, Superior Consultant Company, Inc. and the Purchasers named therein, incorporated by reference to Exhibit 4.1 to Superior’s Form 8-K filed with the Securities and Exchange Commission on June 13, 2003

(b)(2)
Form of Debenture of Superior Consultant Holdings Corporation and Superior Consultant Company, Inc. as co-borrowers, incorporated by reference to Exhibit 4.2 to Superior’s Form 8-K filed with the Securities and Exchange Commission on June 13, 2003

(d)(2)
Promissory Note executed by Charles O. Bracken in favor of Superior Consultant Holdings Corporation, incorporated by reference to Exhibit 10.12 to Amendment No. 1 to Form S-1 Registration Statement filed with the Securities and Exchange Commission on September 20, 1996

(d)(3)
Pledge Agreement between Charles O. Bracken and Superior Consultant Holdings Corporation, incorporated by reference to Exhibit 10.13 to Amendment No. 1 to Form S-1 Registration Statement as filed with the Securities and Exchange Commission on September 20, 1996

(d)(4)
Pledge Agreement between Ronald V. Aprahamian and Superior Consultant Holdings Corporation, incorporated by reference to Exhibit D to Schedule 13D filed with the Securities and Exchange Commission on November 13, 2000

(d)(5)
Pledge Agreement between George S. Huntzinger and Superior Consultant Holdings Corporation, incorporated by reference to Exhibit G to Schedule 13D filed with the Securities and Exchange Commission on November 13, 2000

(d)(6)
Restated Promissory Note executed by Ronald V. Aprahamian in favor of Superior Consultant Corporation, incorporated by reference to Exhibit 10.2 to Superior’s Form 10-Q quarterly report for the quarter ended September 30, 2002, filed with the Securities and Exchange Commission on November 14, 2002

(d)(7)
Amendment to Pledge Agreement between Ronald V. Aprahamian and Superior Consultant Holdings Corporation, incorporated by reference to Exhibit 10.4 to Superior’s Form 10-Q quarterly report for the quarter ended

September 30, 2002, filed with the Securities and Exchange Commission on November 14, 2002

(d)(8)
Restated Promissory Note executed by George S. Huntzinger in favor of Superior Consultant Corporation, incorporated by reference to Exhibit 10.1 to Superior’s Form 10-Q quarterly report for the quarter ended September 30, 2002, filed with the Securities and Exchange Commission on November 14, 2002

(d)(9)
Amendment to Pledge Agreement between George S. Huntzinger and Superior Consultant Holdings Corporation, incorporated by reference to Exhibit 10.3 to Superior’s Form 10-Q quarterly report for the quarter ended September 30, 2002, filed with the Securities and Exchange Commission on November 14, 2002

(d)(10)
Assumed Note executed by Ronald V. Aprahamian in favor of Superior Consultant Holdings Corporation incorporated by reference to Exhibit O to Schedule 13D filed with the Securities and Exchange Commission on May 14, 2001

(g)	Not Applicable

(h)	Not Applicable

SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Superior Consultant Holdings Corporation

		By:	/s/ Richard D. Helppie, Jr.

Richard D. Helppie, Jr. Chief Executive Officer
Dated:	July 10, 2003

EXHIBIT INDEX

Exhibit No.	Description

(a)(1)(A)	Offer to Purchase, incorporated by reference to Exhibit (a)(1)(A) to Superior’s Schedule TO filed with the Securities and Exchange Commission on June 16, 2003

(a)(1)(B)	Letter of Transmittal, incorporated by reference to Exhibit (a)(1)(B) to Superior’s Schedule TO filed with the Securities and Exchange Commission on June 16, 2003

(a)(1)(C)	Notice of Guaranteed Delivery, incorporated by reference to Exhibit (a)(1)(C) to Superior’s Schedule TO filed with the Securities and Exchange Commission on June 16, 2003

(a)(1)(D)	Letter to Stockholders dated June 16, 2003, incorporated by reference to Exhibit (a)(1)(D) to Superior’s Schedule TO filed with the Securities and Exchange Commission on June 16, 2003

(a)(1)(E)
Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees dated June 16, 2003, incorporated by reference to Exhibit (a)(1)(E) to Superior’s Schedule TO filed with the Securities and Exchange Commission on June 16, 2003

(a)(1)(F)
Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees dated June 16, 2003, incorporated by reference to Exhibit (a)(1)(F) to Superior’s Schedule TO filed with the Securities and Exchange Commission on June 16, 2003

(a)(5)	Press Release dated June 16, 2003, incorporated by reference to Exhibit (a)(5) to Superior’s Schedule TO filed with the Securities and Exchange Commission on June 16, 2003

(b)(1)
Securities Purchase Agreement dated as of June 9, 2003, by and among Superior Consultant Holdings Corporation, Superior Consultant Company, Inc. and the Purchasers named therein, incorporated by reference to Exhibit 4.1 to Superior’s Form 8-K filed with the Securities and Exchange Commission on June 13, 2003

(b)(2)
Form of Debenture of Superior Consultant Holdings Corporation and Superior Consultant Company, Inc. as co-borrowers, incorporated by reference to Exhibit 4.2 to Superior’s Form 8-K filed with the Securities and Exchange Commission on June 13, 2003

(d)(2)
Promissory Note executed by Charles O. Bracken in favor of Superior Consultant Holdings Corporation, incorporated by reference to Exhibit 10.12 to Amendment No. 1 to Form S-1 Registration Statement filed with the Securities and Exchange Commission on September 20, 1996

(d)(3)
Pledge Agreement between Charles O. Bracken and Superior Consultant Holdings Corporation, incorporated by reference to Exhibit 10.13 to Amendment No. 1 to Form S-1 Registration Statement as filed with the

Securities and Exchange Commission on September 20, 1996

(d)(4)
Pledge Agreement between Ronald V. Aprahamian and Superior Consultant Holdings Corporation, incorporated by reference to Exhibit D to Schedule 13D filed with the Securities and Exchange Commission on November 13, 2000

(d)(5)
Pledge Agreement between George S. Huntzinger and Superior Consultant Holdings Corporation, incorporated by reference to Exhibit G to Schedule 13D filed with the Securities and Exchange Commission on November 13, 2000

(d)(6)
Restated Promissory Note executed by Ronald V. Aprahamian in favor of Superior Consultant Corporation, incorporated by reference to Exhibit 10.2 to Superior’s Form 10-Q quarterly report for the quarter ended September 30, 2002, filed with the Securities and Exchange Commission on November 14, 2002

(d)(7)
Amendment to Pledge Agreement between Ronald V. Aprahamian and Superior Consultant Holdings Corporation, incorporated by reference to Exhibit 10.4 to Superior’s Form 10-Q quarterly report for the quarter ended September 30, 2002, filed with the Securities and Exchange Commission on November 14, 2002

(d)(8)
Restated Promissory Note executed by George S. Huntzinger in favor of Superior Consultant Corporation, incorporated by reference to Exhibit 10.1 to Superior’s Form 10-Q quarterly report for the quarter ended September 30, 2002, filed with the Securities and Exchange Commission on November 14, 2002

(d)(9)
Amendment to Pledge Agreement between George S. Huntzinger and Superior Consultant Holdings Corporation, incorporated by reference to Exhibit 10.3 to Superior’s Form 10-Q quarterly report for the quarter ended September 30, 2002, filed with the Securities and Exchange Commission on November 14, 2002

(d)(10)
Assumed Note executed by Ronald V. Aprahamian in favor of Superior Consultant Holdings Corporation incorporated by reference to Exhibit O to Schedule 13D filed with the Securities and Exchange Commission on May 14, 2001

(g)	Not Applicable

(h)	Not Applicable